

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Jeff Hartlin
Partner
Paul Hastings, LLP
1117 S. California Avenue
Palo Alto, CA 94304-1106

>   **Re: Masimo Corporation**
>   **DEFA14A filed June 6, 2023**
>   **File No. 001-33642**

Dear Jeff Hartlin:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Defined terms used here have the same meaning as in your soliciting materials.

DEFA14A filed June 6, 2023

General

1.   We note your disclosure that "Mr. Kiani previously waived his rights to assert that a Change in Control has occurred as a result of the election of stockholder-nominated directors *at the 2023 annual meeting of stockholders*" (emphasis added). If, as contemplated by Proposal 6, the Company appoints two new directors *following* the 2023 annual meeting, will such directors each be treated as a member of the Board at the beginning of the 12-month period immediately preceding the change, for purposes of determining whether a "Change in Control" has occurred? Please revise to clarify. In addition, ensure that future soliciting materials referencing the Change in Control provision are clear on this point as it relates to the Company's plans to expand the Board.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202) 551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions